Heartys, Inc.
Financial Statements
As of December 31, 2023

Heartys, Inc.

Financial Statements

As of December 31, 2023

Index to Audited Financial Statements



June 13, 2024

INDEPENDENT AUDITORS' REPORT

The Board of Directors

Heartys, Inc.

17 State Street, Suite 4000

Denver, CO 80202

REPORT ON FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Heartys, Inc. as of December 31, 2023 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.



Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion onthe effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartys, Inc. as of December 31, 2023, and the results of operations, changes in owner's equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
June 13, 2024

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

Heartys, Inc.

Balance Sheet Statement

As of December 31, 2023

ASSETS

Current Assets

Non-Current Assets	-
TOTAL ASSETS	-

LIABILITIES AND EQUITY

Liabilities

Current Liabilities	-
Non-Current Liabilities	-
TOTAL LIABILITIES	-
Net Equity	-
TOTAL LIABILITIES AND EQUITY	-

Heartys, Inc.

Income Statement

As of December 31, 2023

Revenues	-
Less Operating Expenses	-
Net Profit (Loss)	-

Heartys, Inc.

Statement of Changes in Equity

As of December 31, 2023

	Contributions	Earnings	Equity Balance
Beginning Balance as of November 30, 2023	-	-	-
Owners Contributions as of December 31, 2023	-	-	-
Net Profit (Loss) as of December 31, 2023	-	-	-
Equity Balance as of December 31, 2023	-	-	-

Heartys, Inc.

Statement of Cash Flow

As of December 31, 2023

OPERATING ACTIVITIES

Net Income   -

Adjustments to Reconcile Net Income to Net Cash provided by operations:

Net cash used by operating activities   -

Net Cash Used In Investing Activities   -

Net Cash Provided By Financing Activities   -

NET CASH INCREASE (DECREASE) FOR PERIOD   -

CASH AT END OF PERIOD   -

Heartys, Inc.

Notes to the Financial Statements:

As of December 31, 2023

1. DESCRIPTION OF THE BUSINESS

Heartys, Inc. was formed in the state of Wyoming on November 30, 2023. The company has not yet started its operations as of the date of this report, and funding its operational expenses from financing activities.

Heartys aims to redefine the landscape of the film industry by introducing a dual-faceted platform that addresses the distinct needs of creators and investors.

Heartys is powered by a group of a technological and entertainment companies and individuals. Such includes R. U. Robot Studios, a feature movie studio at LA & Barrandov; Misfit Labs, US-based full-stack solution builders; Livento Group, stock-exchange company focused on disruptive business models and Twogether.One, a venture builder studio which is part of innovative ICT AIML Dept. at R. U. Robot Studios.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of Presentation

The Company has not started the operations yet. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

2.2.   Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

3. EQUITY

The company is authorized to issue 14,000,000 of stock, in which, 10,000,000 are common stock and 4,000,000 are preferred stock. As of the date of the report, there are no stock issued and outstanding.